FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 26th, 2020

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-15094

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release MTS Group Q1 2020 results

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Q1 2020 HIGHLIGHTS

in RUB bn unless indicated otherwise

MTS Group — Key figures*	Q1 2020	Q1 2019	Change,%
Revenue	119.6	109.8	8.9%
o/w Russia	118.1	109.1	8.3%
Adjusted OIBDA(1)	51.5	50.7	1.6%
o/w Russia	50.7	50.0	1.4%
Operating profit	26.5	27.1	-2.2%
Profit attributable to owners of the Company	17.7	17.6	0.8%
Cash CAPEX	20.2	16.6	21.6%
Net debt(2)	284.8	292.4	-2.6%
Net debt / LTM Adjusted OIBDA(3)	1.6x	1.5x	n/a
Operating cash flow	39.5	-16.1	n/a
Free cash flow	17.5	-31.4	n/a
Free cash flow excl. SEC/DOJ payment	17.5	24.2	-27.8%

*All profit & loss figures for 2019 have been restated to reflect the deconsolidation of MTS’s former Ukraine operations

Alexey Kornya, President & CEO, commented on the results:

Today, all eyes are on the global COVID-19 situation. Our thoughts are with the families who have been impacted, as well as those who are on the frontlines combating the virus. Connectivity has never been more important, and we are proud to be helping our customers stay informed and in touch with friends and family, as well as colleagues and classmates.

Amid a relatively normal environment in the first three months of the year, I am happy to note we delivered a solid set of results for the quarter. Group revenue increased 8.9% year-over-year to reach 119.6 billion rubles driven by strong telecom performance, as well as positive top-line contributions from MTS Bank and software and handset sales. Group Adjusted OIBDA was up 1.6% to reach RUB 51.5 bn, primarily driven by solid growth in our connectivity.

While we remain confident in the resilience of our core business, given ongoing travel restrictions and public safety measures that are impacting us—particularly in mobile roaming, financial services, and retail—as well as the increased uncertainty in the current environment, we are revising our guidance downward to flat to 3% growth in revenue and -2% to flat in Adjusted OIBDA, while maintaining our cash CAPEX guidance of around RUB 90 bn.

Overall, I am deeply proud of the MTS team and would like to express my appreciation for their professionalism in this challenging environment. Looking ahead, I am cautiously hopeful for the future, and our strategic focus is clear: supporting our customers today while not losing sight of our goals for tomorrow.

in millions unless indicated otherwise

Mobile subscribers	Q1 2020	Q4 2019	Q-o-Q Change, %	Q1 2019	Y-o-Y Change,%
Total	86.4	86.9	-0.6%	85.2	1.4%
Russia	78.5	79.1	-0.7%	77.6	1.2%
Armenia	2.2	2.2	-2.0%	2.1	2.1%
Belarus (4)	5.7	5.6	0.3%	5.5	3.1%

(1)  Adjusted OIBDA doesn’t include a loss from impairment of non-current assets of RUB 0.3 bn for Q1 2020

(2)  Excluding lease obligations

(3)  Excluding the effects of IFRS 15 and 16

(4)  MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

COVID-19

MTS continues to closely monitor the COVID-19 situation, which was designated a global pandemic by the World Health Organization in March 2020. The Company’s highest priority is protecting the health and safety of our employees—whether in the office, in the store, or in the field—as well as supporting our customers by providing robust connectivity and world-class digital services.

Since late March, MTS has observed a number of changes in traffic patterns, including: a steep drop in international roaming revenue; an uptick in mobile voice & data consumption; surging fixed-line traffic in large cities; a shift in mobile usage toward residential areas; and a more even distribution of data usage throughout the day. These trends are in line with customers transitioning to working and studying from home, as well as turning more frequently to digital forms of entertainment, such as video streaming and online gaming. MTS has robust, well-developed network infrastructure and remains confident in its ability to handle changing traffic dynamics.

In Russia, a federal non-working regime was introduced on March 30 lasting through May 11. Given the importance of connectivity to the public, telecom operators (including MTS) have been recognized as uninterruptable providers of vital services. At the present time, a number of measures remain in place at the local and regional levels—including in Moscow—that impact travel, mobility, and the daily operation of businesses.

Beginning in Q1, MTS started taking measures to adjust its operations in line with government guidelines to protect public health. The Company activated protocols aimed at ensuring the continuity of essential business processes, as well as the uninterrupted operation of critical communications infrastructure. A dedicated task force was established at the senior management level to coordinate the Company’s response to the evolving situation.

Steps taken as part of the Company’s operational response to the COVID-19 situation include: sharply curtailing non-essential business travel; transitioning the majority of our office-based staff to remote working; putting in place additional sanitation measures in offices and stores; and temporarily closing some of MTS’s owned and operated retail outlets in line with evolving local guidelines.

MTS has also strengthened its offerings of products and services aimed at helping customers address the challenges they are facing in the current environment, including: expanded courier distribution and self-registration of SIM cards; active promotion of digital-first financial products such as virtual credit cards; free online urgent care medical consultations via the Company’s SmartMed app; and a customized product bundle—#BudDoma (or “Stay Home”)—that packages together TV, music, books, fitness, and telemedicine services.

Now more than ever, connectivity is vital to modern life. As Russia’s leading provider of mobile connectivity and digital services, MTS is proud to be helping people stay informed, engaged, and in touch with family and friends, as well as colleagues and customers.

Cautionary statement

The global COVID-19 situation remains fluid and could further affect the economies and financial markets of many regions, including the countries in which we operate, which in turn could impact consumer and business spending patterns and our operating results. Additional information about potential business risks posed by the coronavirus pandemic is provided in our 2019 Form 20-F filed with the U.S. Securities & Exchange Commission and available on our website at: http://ir.mts.ru/investors/financial-center/annual-reports-and-form-20-f/.

KEY CORPORATE DEVELOPMENTS

M&A

In February 2020, MTS announced it had acquired a 51% stake in Zelenaya Tochka Group, a regional connectivity company comprised of 13 providers of broadband and digital TV services with operations across 12 Russian cities.

CORPORATE NEWS

In February, MTS announced the completion of payments of the special dividend approved by the Company’s Extraordinary General Meeting of Shareholders held on December 30, 2019 based on the Company’s 9M 2019 financial results and taking into consideration the sale of VF Ukraine PrJSC. The special dividend amounted to RUB 13.25 per ordinary MTS share (RUB 26.50 per ADR), with a total payout of RUB 26.5 bn (RUB 26,478,309,511.50).

***

In February, an Extraordinary General Meeting of Shareholders (the “EGM”) adopted several resolutions, including approving the reorganization of MTS PJSC through the takeover of certain existing subsidiaries, as well as amending the MTS Charter in relation to the reorganization and to grant the Management Board greater flexibility in investing in digital startups.

***

In March, following approval of the Board of Directors, MTS launched a program to repurchase up to RUB 15 bn of MTS shares of Common Stock and ADSs, including repurchases from Sistema Finance. The plan is effective through the end of calendar year 2020. The Company may execute repurchases pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Repurchase transactions under the plan will be disclosed in the Company’s SEC filings, as well as on the MTS Investor Relations website (http://ir.mts.ru).

***

In April, the MTS Board of Directors (the “BoD” or “Board”) approved a report on the repurchase of shares submitted by shareholders voting against or abstaining from voting on certain items at the EGM. In total, 387,683 ordinary shares were submitted that met the eligibility criteria, equivalent to RUB 107,415,328.81.

***

In April, MTS announced that Bastion LLC, the Company’s wholly-owned subsidiary, had acquired 1,675,000 ordinary shares of MTS PJSC (0.08% of MTS PJSC share capital) to be used for MTS’s option-based remuneration and incentive programs for senior management.

***

In April, the Board set June 24, 2020 as the date of the Company’s Annual General Meeting of Shareholders (“the AGM”), which will be conducted in absentee. The record date for the Company’s shareholders and ADR-holders entitled to participate in the AGM has been set for June 1, 2020.

***

The Board recommended that the AGM approve annual dividends of RUB 20.57 per ordinary MTS share (RUB 41.14 per ADR), or a total of RUB 41.1 billion (RUB 41,106,345,649.27), based on the Company’s full-year 2019 financial results. The Board also recommended that the AGM set the record date for shareholders and ADR-holders entitled to receive dividends for the 2019 fiscal year for July 9, 2020.

BONDS & LOANS

In February, MTS raised a six-year RUB 30 bn loan from VTB Bank to be used to refinance outstanding debt. The loan was extended under a RUB 80 bn revolving credit line opened in May 2018.

***

In February, MTS issued RUB 15 bn in exchange-traded series 001P-14 bonds on MOEX with a maturity of 7 years and a coupon rate of 6.60%.

***

In March, MTS raised an additional five-year RUB 45 bn loan under the RUB 80 bn revolving credit line with VTB Bank.

***

In April, MTS issued RUB 9.92 bn in exchange-traded Series BO-01 bonds on MOEX through a secondary offering. The coupon rate for the bonds, which mature in March 2023, was set at 6.50%. The RUB 10 bn Series BO-01 bonds were first issued in April 2013 with a maturity of 10 years and initial coupon rate of 8.25%. In March, MTS repurchased RUB 9.28 bn of bonds in the series and set a reduced coupon of 6.50%. The Company earlier repurchased and reissued bonds in the series in 2018.

***

In April, MTS issued two series of exchange-traded bonds on MOEX: (1) RUB 5 bn with a maturity of 6.5 years and a coupon rate of 6.60%, and (2) RUB 7 bn with a maturity of 7 years and a coupon rate of 6.60%. The technical placement on MOEX of both series of bonds was carried out on May 14.

ANNUAL REPORTING

In March, MTS published its audited Consolidated Financial Statements under International Financial Reporting Standards (IFRS) for the twelve months ended December 31, 2019.

***

In April, MTS filed its Form 20-F for the fiscal year ended December 31, 2019 with the SEC. Consideration of the Company’s 2019 Annual Report under Russian legislation is scheduled for the AGM on June 24.

NETWORK DEVELOPMENT

In March, MTS signed an agreement with Ericsson to upgrade several thousand sites across 16 Russian regions with 5G-ready equipment. The agreement is aimed at significantly increasing the performance and capacity of MTS’s 4G network, and will also enable MTS in the future to rapidly enable 5G connectivity by leveraging Ericsson’s dynamic spectrum sharing technology.

DIGITAL NEWS

In March, MTS launched a global online pre-pilot program to attract, nurture, and accelerate innovative digital startups from around the world. The initiative under MTS StartUp Hub will invite selected startups to participate in online webinars and workshops, as well as remotely engage with business and technology leaders with the aim to prepare projects for commercial rollout in partnership with MTS.

***

In April, MTS hosted its first ever virtual StartUp Hub Demo Day, during which fourteen project teams were invited to advance to real-world piloting together with MTS, including 6 developers of customer service solutions, 5 focused on event ticketing, 2 on ecommerce, and 1 on cloud platforms. Following successful pilot completion, projects will be eligible for consideration for wide-scale roll-out under a long-term contract with MTS.

AWARDS & RECOGNITION

In February, Boston Consulting Group (BCG) named MTS one of the world’s top-10 telecom value creators over the most recent five calendar years. In its report, BCG recognized MTS as the #5 wireless or integrated operator globally in terms of total shareholder return (TSR) during 2015—2019. Over that period, MTS delivered an average annual TSR of 16.1%—significantly higher than the 6.3% average TSR for the global telecommunications industry as a whole, according to BCG.

***

In April, MTS was recognized as the second-strongest telecoms brand anywhere in the world in the 2020 Brand Strength Index (BSI) by Brand Finance, a leading independent brand valuation and strategy consultancy. The BSI aims to assess the relative strength of company’s brands in their respective markets, taking into consideration a variety of factors, including “marketing investment, familiarity, loyalty, staff satisfaction, and corporate reputation.”

ESG

In January, MTS was awarded a score of “awareness” (C) in climate change matters by the internationally recognized CDP disclosure system, ranking among the top seven companies in Russia out of more than 60 listed on the CDP website. MTS began reporting through CDP in 2019 and had disclosed a wide variety of environmentally relevant data about its operations in Russia, including estimates of energy consumption and scope 1 and scope 2 greenhouse gas (GHG) emissions.

***

In February, MTS was named a sustainability leader by the Russian Union of Industrialists & Entrepreneurs (RSPP in two categories: (1) leadership in ESG disclosure, and (2) recent progress in improving ESG transparency. As a result, MOEX reaffirmed MTS’s continued representation in both of its Russian ESG indices.

GROUP PERFORMANCE

in RUB bn unless indicated otherwise

MTS Group — Key figures	Q1 2020	Q1 2019	Change, %
Revenue	119.6	109.8	8.9%
Adjusted OIBDA	51.5	50.7	1.6%
margin	43.1%	46.2%	-3.1	p.p.
Profit attributable to owners of the Company	17.7	17.6	0.8%
margin	14.8%	16.0%	-1.2	p.p.

In Q1 2020, MTS saw Group revenue increase a solid 8.9% year-over-year to reach RUB 119.6 bn. Top-line growth was primarily driven by rising mobile service revenue, with other notable contributions coming from MTS Bank and higher sales of both software as well as mobile handsets and accessories.

Group Adjusted OIBDA in Q1 increased 1.6% year-over-year to RUB 51.5 bn supported by core business performance. At the same time, year-over-year growth was moderated by a high base in the year-ago quarter, which saw a positive impact from a one-off real-estate transaction.

Group net profit for the quarter increased 0.8% year-over-year to reach RUB 17.7 bn. On top of the positive support from core operating performance, net profit also saw a net positive impact from currency dynamics, with losses from FX effects more than offset by changes to the fair value of derivative instruments. In addition, a decline in finance income versus the year-ago quarter was largely offset by lower finance costs, reflecting the Company’s ongoing efforts to optimize its debt portfolio.

At the same time, growth in net profit faced headwinds from the relatively high base in Q1 2019, which saw positive impacts from MTS’s Ukrainian business divested in Q4 2019, as well as from the reassessment of the reserve related to the Company’s former operations in Uzbekistan. Excluding discontinued operations, in Q1 2020 net profit from continuing operations increased 33.8% year-over-year to reach RUB 17.3 bn.

Group Adjusted OIBDA Factor Analysis (RUB bn) (5)

+5.6% YoY

(excl. 1Q19 one-off*)

+1.6% YoY

(incl. 1Q19 one-off*)

*Effect from real estate transaction

Group Net Profit Factor Analysis (RUB bn) (5)

+0.8% YoY

(5)  Totals may add up differently due to rounding

LIQUIDITY AND CASH FLOW

in RUB bn unless indicated otherwise

Debt & Liquidity (6)	As of March 31, 2020	As of December 31, 2019
Current portion of LT debt	35.3	71.8
LT debt	388.0	271.7
Total debt	423.4	343.6
less:
Cash and cash equivalents	101.2	38.1
ST investments	27.9	25.6
LT deposits	—	0.1
Swaps	4.9	0.3
Effects of hedging of non-ruble denominated debt	4.6	-1.0
Net debt	284.8	280.5

At the end of Q1 2020, MTS’s total debt amounted to RUB 423.4 bn (excluding debt issuance costs). The current portion of long-term debt stood at RUB 35.3 bn compared to the Company’s position in cash and equivalents of RUB 101.2 bn at the end of the quarter.

In the reporting period, MTS issued RUB 15 bn in exchange-traded series OO1P-14 bonds on MOEX with a maturity of 7 years and a coupon rate of 6.60%. The company also drew down RUB 75 bn of a RUB 80 bn revolving credit line with VTB Bank by raising a six-year RUB 30 bn loan and a five-year RUB 45 bn loan.

Net debt to LTM Adjusted OIBDA(7) ratio

The Group’s Net debt to LTM Adjusted OIBDA ratio saw a slight uptick to 1.6x by the end of the quarter, excluding the effects of IFRS 15 and 16 standards.

Weighted average interest rates (as of March 31, 2020)

In line with MTS’s continuous efforts to optimize its overall debt profile, the Company’s gross debt weighted average interest decreased by nearly 30 basis points quarter-on-quarter to 7.4% as of March 31, 2020.

Gross debt structure by currency (8)

At the end of the quarter, non-ruble debt decreased to just 2% of gross debt. The Group’s net debt position remained 100% ruble-denominated.

(6)  Excluding lease obligations

(7)  Excluding the effects of IFRS 15 and 16 standards

(8)  Including FOREX hedging in the amount of USD 300.0m and other derivative instruments in the amount of USD 317.0m as of March 31, 2020

SHAREHOLDER REMUNERATION

*Totals may add up differently due to rounding

**New share repurchase plan announced on March 31, 2020

In Q1, MTS paid out the special dividend approved by the Company’s Extraordinary General Meeting of Shareholders held on December 30, 2019 based on the Company’s 9M 2019 financial results and taking into consideration the sale of VF Ukraine PrJSC. The special dividend amounted to RUB 13.25 per ordinary MTS share (RUB 26.50 per ADR), with a total payout of RUB 26.5 bn (RUB 26,478,309,511.50).

In April, the Board of Directors recommended that the AGM planned for June 24 approves the annual dividends of RUB 20.57 per ordinary MTS share (RUB 41.14 per ADR), or a total of RUB 41.1 billion (RUB 41,106,345,649.27), based on the Company’s full-year 2019 financial results, with a recommended record date to receive FY 2019 dividends of July 9, 2020.

Share Repurchase	# of shares, incl. ADSs	% of share capital	Avg price per share (RUB)(9)	Total amount spent (RUB)(9)
Shares acquired in Q1 2020 under the Repurchase Plan	—	—	—	—
Shares acquired in Q2 2020 under the Repurchase Plan (as of May 22)	1,555,644	0.08%	308.50	479,915,520

On March 31, 2020, MTS launched a program to repurchase up to RUB 15 bn of shares of common stock and ADSs, including repurchases from Sistema Finance, through the end of calendar year 2020. The Repurchase Plan is executed under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and carried out by the Company’s wholly-owned subsidiary Bastion LLC. Repurchases under the plan began in Q2 2020. As of May 22, 2020, Bastion had acquired 1,555,644 shares of Common Stock under the plan (including shares of Common Stock represented by ADSs) representing 0.08% of share capital issued by MTS. This amount includes repurchases from Sistema Finance as provided for in the plan.

(9)  The actual average price and total amount spent may differ from the settlement price, due to commissions, fees and other related expenses in RUB bn unless indicated otherwise

Cash CAPEX	For the quarter ended March 31, 2020	For the quarter ended March 31, 2019
Russia	19.9	14.5
as % of revenue	16.9%	13.3%
Armenia	0.3	0.1
as % of revenue	15.6%	5.7%
Group	20.2	16.6
as % of revenue	16.9%	n/a

Cash capital expenditures in Q1 2020 amounted to RUB 20.2 bn, with a Group Cash CAPEX / Sales ratio of 16.9%. MTS continued to heavily invest in core network infrastructure, with a focus on enhancing network capacity and quality for customers.

In Q1, over 3,800 additional MTS base stations were brought online across 69 Russian regions, including more than 3,300 new 4G base stations. As a result, MTS’s LTE network coverage increased to an estimated 83% of the Russian population.

in RUB bn unless indicated otherwise

Cash Flow	Q1 2020	Q1 2019
Net cash provided by operating activities	39.5	-16.1
adjusted for:
Purchases of property, plant and equipment	-14.4	-12.5
Purchases of intangible assets	-5.8	-4.2
Cost to obtain and fulfill contracts, paid	-1.2	-1.1
Proceeds from sale of property, plant and equipment	0.8	1.0
Acquisition of subsidiaries	—	-1.6
Investments in associates	-1.4	—
Proceeds from sale of associates	—	3.0
Free cash flow	17.5	-31.4
Free cash flow excluding SEC/DOJ payment	17.5	24.2

For the quarter ended March 31, 2020, free cash flow amounted to RUB 17.5 bn, up from RUB -31.4 bn in the year-ago quarter that saw a one-time RUB 55.6 bn payment under the resolution with the DOJ and settlement with the SEC.

On a comparable basis excluding this payment, net cash from operating activities held steady at RUB 39.5 bn. At the same time, free cash flow excluding this payment decreased 27.8%, from RUB 24.2 bn in the year-ago quarter to RUB 17.5 bn in Q1 2020, with the change primarily attributable to relatively greater investment activity in Q1 2020 and higher divestment activity in Q1 2019 (Ozon).

RUSSIA

in RUB bn unless indicated otherwise

Russia highlights	Q1 2020	Q1 2019	Change, %
Revenue	118.1	109.1	8.3%
mobile	80.6	75.4	6.9%
fixed	15.3	15.1	1.4%
bank	8.3	6.3	32.2%
integration services	2.5	2.3	10.9%
other services	0.3	0.3	0.6%
sales of goods	16.5	13.9	18.6%
Adjusted OIBDA(10),(11)	50.7	50.0	1.4%
margin	42.9%	45.8%	-2.9	p.p.
Net profit(11)	16.9	18.0	-6,0%
margin	14.3%	16.5%	-2,2	p.p.

In Q1 2020, MTS saw strong top-line performance in its largest market, with revenue in Russia growing 8.3% year-over-year to reach RUB 118.1 bn. Growth was mostly driven by mobile service revenue, with additional significant positive impacts coming from MTS Bank and sales of software as well as handsets and accessories.

Russia Adjusted OIBDA saw a 1.4% year-over-year increase in Q1 to reach RUB 50.7 bn supported by solid top-line performance. In addition, the year-ago quarter included a high-base effect due to a one-off real estate transaction in Q1 2019. Russia Adjusted OIBDA margin in the quarter stood at 42.9%.

In Q1 2020, MTS implemented tariff adjustments in line with the overall market environment and CPI inflation. For the quarter, MTS saw mobile service revenue growth accelerate to 6.9% year-over-year to reach RUB 80.6 bn. Year-over-year growth also reflected tariff adjustments that went into effect comparatively later in 2019. The number of active mobile subscribers on the Company’s network notched slightly downward by 0.7% to 78.5 m.

Revenue from MTS’s fixed business increased 1.4% year-over-year to RUB 15.3 bn.

Revenue	Q1 2020	Q1 2019	Change, %
Total	15.3	15.1	1.4%
B2C	7.7	7.7	0.2%
B2B+B2G+B2O	7.6	7.4	2.6%

According to MTS’s analysis, in Q1 2020 the Company’s share of the Moscow B2C broadband market share grew to 43% and its pay-TV market share to 46%. MTS continued to see additional market penetration of its ultra-fast FTTH GPON connectivity, reaching over 2.1 m subscribers in Moscow across B2C and B2B segments.

MTS Bank continued to experience rapid growth in Q1 2020, with the Bank’s revenue up 32.2% year-over-year to RUB 8.3 bn.

MTS’s integration business saw double-digit top-line growth, with revenue increasing 10.9% year-over-year to reach RUB 2.5 bn. Revenue from other services, including Esports and event ticketing, remained roughly flat year-over-year at RUB 0.3 bn.

Revenue from sales of goods increased double digits, up 18.6% year-over-year to RUB 16.5 bn. Key drivers were very strong performance in B2B software sales—up triple digits year-over-year—as well as a solid increase in sales of handsets and accessories.

In Q1 2020, the Russian smart device market was impacted by a changing macroeconomic environment. In particular, against the backdrop of a weakening ruble, MTS estimated the Russian smartphone market saw double-digit growth, which may have reflected consumers moving forward purchases in anticipation of future price adjustments for imported devices. These dynamics were particularly visible in the premium segment, with unit

(10) Adjusted OIBDA doesn’t include a loss from impairment of non-current assets of RUB 0.3 bn for Q1 2020

(11)  Adjusted OIBDA and net income for 2019 has been restated to reflect greater allocation of corporate HQ costs onto MTS’s Russia business following divestment of the Company’s Ukrainian operations in Q4 2019 sales of phones priced over 100,000 rubles roughly doubling year-over-year. In addition, consumers increasingly preferred online channels for retail purchases, particularly as they began to stay home as social distancing measures were announced at the end of March.

In Q1 2020, smartphone penetration on MTS’s network reached 76.1%, with 63.5% of monthly active subscribers also consumers of mobile data.

MTS Retail (# of stores at the end of the period)(12)

In Q1, the Company continued to make progress on its initiatives to right-size its retail footprint, with a reduction in the total MTS store count of 169 to reach 5,510 outlets at the end of the quarter. At the same time, revenue from online sales increased 65.2% year-over-year to RUB 2.6 bn in Q1 2020.

1-month active users of MyMTS app (m)

In Q1 2020, the transition to digital customer care accelerated, with monthly active users of the MyMTS app reaching 21.9 million.

(12)  Including franchises

FOREIGN MARKETS: ARMENIA AND BELARUS

in AMD bn unless indicated otherwise

Armenia highlights	Q1 2020	Q1 2019	Change, %
Revenue	12.9	13.3	-3.4%
OIBDA	6.1	5.8	6.0%
margin	47.6%	43.4%	4.2	p.p.
Net profit / loss	4.1	-12.6	n/a
margin	31.6%	n/a	n/a

In Armenia, overall revenue decreased 3.4% year-over-year to AMD 12.9 bn. Rising mobile service revenue was more than offset by the year-over-year impact from regulatory headwinds as well as a decline in retail sales due to store closures beginning in mid-March in line with public health measures due to the COVID-19 situation.

At the same time, OIBDA increased 6.0% to reach AMD 6.1 bn.

in BYN m unless indicated otherwise

Belarus highlights	Q1 2020	Q1 2019	Change, %
Revenue	281.2	235.7	19.3%
OIBDA	151.2	128.0	18.1%
margin	53.8%	54.3%	-0.5	p.p.
Net profit	74.5	68.4	8.8%
margin	26.5%	29.0%	-2.5	p.p.

In Belarus, which is not consolidated, MTS’s operations continued to see rapid double-digit top-line growth. In Q1 2020, revenue increased 19.3% year-over-year to reach BYN 281.2 m on the back of growth in both mobile service revenue and retail sales.

OIBDA likewise saw a double-digit increase, up 18.1% year-over-year to reach BYN 151.2 m, reflecting continued solid growth in mobile revenue driven by surging consumption of data traffic.

2020 OUTLOOK

Group Revenue:

For 2020, MTS forecasts Group Revenue to remain flat or grow slightly (flat to 3%), based on the following factors:

•                  A rational competitive environment in Russia;

•                  The impact from mobile tariff adjustments in Q1 2020;

•                  Rising data consumption and weaker voice usage;

•                  The impact from temporary store closures in line with public health guidelines;

•                  A drop off in roaming due to declining travel;

•                  Broader macroeconomic impacts on businesses and consumers; and

•                  Potential further macroeconomic and regulatory developments.

Group OIBDA:

MTS forecasts Group OIBDA in 2020 to slightly decline or remain stable (-2% to flat), taking into consideration the following factors:

•                  A drop off in roaming due to declining travel;

•                  Anticipated impairment of retail loans at MTS Bank amid the COVID-19 pandemic;

•                  Mobile tariff adjustments in Q1 2020;

•                  A high base from a positive one-off in Q1 2019;

•                  Market sentiment and prospective growth in usage of high-value products;

•                  Reducing SIM sales and lower subscriber churn;

•                  Ongoing steps to optimize the Group’s retail footprint and associated costs;

•                  Higher labor costs in new business segments; and

•                  Potential further macroeconomic and regulatory developments.

Group cash CAPEX:

FY2020 cash CAPEX spending is estimated to be around RUB 90 bn, including required investments under the Yarovaya Law (see below), due to a number of factors:

•                  Further incremental improvements and enhancements to LTE networks;

•                  Continued investment in digital products and services;

•                  Broader macroeconomic developments including FX volatility;

•                  Development of commercial 5G solutions and introduction into Russian market; and

•                  Implementation of infrastructure and spectrum sharing projects within Russia.

Yarovaya Law

Under Russian Federal Law No 374-FZ enacted July 6, 2016 (also known as the “Yarovaya Law”), which governs data storage requirements, telecom operators are required to store voice and SMS communications, as well as Internet traffic for a period of up to six months. MTS forecasts the additional investment in data storage systems necessary to comply with the Yarovaya law at approximately RUB 50 bn over the five-year period H2 2018 through H1 2023 inclusive.

CONFERENCE CALL DETAILS

The management of Mobile TeleSystems (MTS) will be holding a conference call to discuss the Company’s Q1 2020 Financial & Operating Results on May 26, 2020.

The conference call will start at:

Moscow:	18:00
London:	16:00
New York:	11:00

To take part in the conference call, please dial one of the following telephone numbers and enter confirmation code: 38529971#

From Russia:

+7 495 646 93 15 (Local access)

8 800 500 98 63 (Toll free)

From the UK:

+44 207 194 37 59 (Local access)

0800 376 61 83 (Toll free)

From the US:

+1 646 722 49 16 (Local access)

1 844 286 06 43 (Toll free)

A live webcast will also be available at: https://webcasts.eqs.com/mts20200526

A replay of the conference call will be available for 10 days at the following telephone numbers:

From Russia: +7 495 249 16 71 (Local access)

From the UK: +44 203 364 51 47 (Local access)

From the US: +1 646 722 49 69 (Local access)

Replay pass code: 418929301#

This press release provides a summary of the key financial and operating indicators for the period ended March 31, 2020. For full disclosure materials, please visit http://ir.mts.ru/investors/financial-center/financial-results/

CONTACT INFORMATION

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at http://ir.mts.ru/ir-blog/ and follow us on Twitter: @MTS_IR

ATTACHMENTS

Attachment A

Non-IFRS financial measures.

This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded.

OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows:

Group (RUB bn)	Q1’19	Q2’19	Q3’19	Q4’19	Q1’20
Operating profit	27.1	27.1	32.6	27.3	26.5
Add: D&A	23.6	24.2	24.1	24.5	24.7
Loss from impairment of non-current assets	—	—	—	-0.1	0.3
Adjusted OIBDA	50.7	51.3	56.7	51.6	51.5

Russia (RUB bn)	Q1’19	Q2’19	Q3’19	Q4’19	Q1’20
Operating profit	27.0	26.7	32.0	27.1	26.1
Add: D&A	23.0	23.5	23.4	24.0	24.3
Loss from impairment of non-current assets	—	—	—	—	0.3
Adjusted OIBDA	50.0	50.3	55.4	51.1	50.7

Armenia (RUB m)	Q1’19	Q2’19	Q3’19	Q4’19	Q1’20
Operating profit	157	255	374	396	411
Add: D&A	630	657	649	510	433
OIBDA	788	911	1 023	906	844

Adjusted OIBDA margin can be reconciled to our operating margin as follows:

Group	Q1’19	Q2’19	Q3’19	Q4’19	Q1’20
Operating margin	24.7%	23.3%	26.5%	21.5%	22.2%
Add: D&A	21.5%	20.8%	19.6%	19.3%	20.7%
Loss from impairment of non-current assets	—	—	—	-0.1%	0.3%
Adjusted OIBDA margin	46.2%	44.1%	46.1%	40.6%	43.1%

Russia	Q1’19	Q2’19	Q3’19	Q4’19	Q1’20
Operating margin	24.8%	23.2%	26.3%	21.5%	22.1%
Add: D&A	21.1%	20.4%	19.2%	19.0%	20.5%
Loss from impairment of non-current assets	—	—	—	—	0.3%
Adjusted OIBDA margin	45.8%	43.6%	45.5%	40.5%	42.9%

Armenia	Q1’19	Q2’19	Q3’19	Q4’19	Q1’20
Operating margin	8.7%	13.8%	18.8%	20.1%	23.3%
Add: D&A	34.8%	35.5%	32.5%	25.9%	24.5%
OIBDA margin	43.5%	49.2%	51.3%	46.0%	47.7%

Definitions

Total debt. Total debt represents short-term and long-term debt excluding lease obligations and debt issuance costs.

Net debt. Net debt represents total debt less cash and cash equivalents, short-term investments, long-term deposits, swap and currency hedging. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. Our net debt calculation may not be similar to the net debt calculation of other companies. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Free Cash Flow. Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Our free cash flow calculation may not be similar to the free cash flow calculation of other companies. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS.

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•                  shows traffic-generating activity or

•                  accrues a balance for services rendered or

•                  is replenished or topped off

over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2020 and As of December 31, 2019

(Amounts in millions of RUB)

	As of March 31,	As of December 31,
	2020	2019
NON-CURRENT ASSETS:
Property, plant and equipment	265 507	265 479
Investment property	2 765	2 986
Right-of-use assets	138 826	138 817
Intangible assets	120 269	118 404
Investments in associates and joint ventures	8 467	6 450
Deferred tax assets	10 479	9 975
Other non-current non-financial assets	4 989	4 981
Bank deposits and loans	52 972	53 472
Other investments	11 031	11 195
Accounts receivable (related parties)	10 924	10 787
Other non-current financial assets	13 540	6 776
Total non-current assets	639 769	629 322

CURRENT ASSETS:
Inventories	14 778	15 515
Trade and other receivables	38 232	35 595
Accounts receivable (related parties)	6 708	5 872
Bank deposits and loans	48 524	39 370
Short-term investments	27 886	25 618
VAT receivable	9 685	9 350
Income tax assets	8 837	4 301
Assets held for sale	422	497
Advances paid and prepaid expenses and other non financial current assets	5 113	5 842
Other financial current assets	23 084	14 558
Cash and cash equivalents	101 163	38 070
Total current assets	284 432	194 588

Total assets	924 201	823 910

EQUITY:
Equity attributable to owners of the Company	54 065	33 068
Non-controlling interests	3 494	3 326
Total equity	57 559	36 394

NON-CURRENT LIABILITIES:
Borrowings	387 862	271 573
Lease obligations	142 059	140 080
Deferred tax liabilities	21 684	17 866
Provisions	4 625	4 761
Bank deposits and liabilities	1 529	1 805
Other non-current financial liabilities	0	955
Other non-current non-financial and contract liabilities	1 984	2 019
Total non-current liabilities	559 743	439 059

CURRENT LIABILITIES:
Borrowings	35 260	71 746
Lease obligations	16 482	15 228
Provisions	14 222	11 526
Trade and other payables	51 830	71 808
Accounts payable (related parties)	708	558
Bank deposits and liabilities	145 409	136 147
Income tax liabilities	1 371	784
Other current financial liabilities	1 285	1 424
Other current non-financial and contract liabilities	40 332	39 236
Total current liabilities	306 899	348 457

Total equity and liabilities	924 201	823 910

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(Amounts in millions of RUB except per share amount)

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019

Service revenue	102 948	95 994
Sales of goods	16 660	13 839
Revenue	119 608	109 833

Cost of services	(29 544)	(27 556)
Cost of goods	(15 165)	(12 664)

Selling, general and administrative expenses	(22 447)	(20 892)
Depreciation and amortization	(24 701)	(23 598)
Other operating (expenses) / income	(2 000)	972
Operating share of the profit of associates and joint ventures	1 092	1 033
Impairment of non-current assets	(319)	—
Operating profit	26 524	27 128
Other expenses:
Finance income	778	1 591
Finance costs	(10 309)	(10 950)
Other income / (expenses)	5 154	(836)
Total other expenses, net	(4 377)	(10 195)
Profit before tax from continuing operations	22 147	16 933
Income tax expense	(4 629)	(3 744)
Profit for the period from continuing operations	17 518	13 189
Discontinued operation:
Profit after tax for the period from discontinued operation	398	4 634
Profit for the period	17 916	17 823
Profit for the period attributable to non-controlling interests	(176)	(227)

Profit for the period attributable to owners of the Company	17 740	17 596
Other comprehensive income / (loss)
Items that will not be reclassified subsequently to profit or loss
Unrecognised actuarial gain / (loss)	—	—
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	3 163	(3 270)
Net fair value gain on financial instruments	—	217
Other comprehensive loss for the period	3 163	(3 053)
Total comprehensive income for the period	21 079	14 770
Less comprehensive income for the period attributable to the noncontrolling interests	(176)	(227)

Comprehensive income for the period attributable to owners of the Company	20 903	14 543

Weighted average number of common shares outstanding, in thousands - basic	1 772 872	1 803 301
Earnings per share attributable to the Group - basic:
EPS from continuing operations	9,78	7,19
EPS from discontinued operation	0,22	2,57
Total EPS - basic	10,00	9,76
Weighted average number of common shares outstanding, in thousands - diluted	1 775 359	1 806 020
Earnings per share attributable to the Group - diluted:
EPS from continuing operations	9,77	7,18
EPS from discontinued operation	0,22	2,57
Total EPS - diluted	9,99	9,75

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(Amounts in millions of RUB)

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019

Profit for the period	17 916	17 823

Adjustments for:
Depreciation and amortization	24 701	26 418
Finance income	(778)	(1 757)
Finance costs	10 309	11 281
Income tax expense	4 629	4 136
Net foreign exchange loss/gain and change in fair value of financial instruments	(5 259)	657
Share of the profit of associates	(1 157)	(4 379)
Inventory obsolescence expense	304	545
Allowance for doubtful accounts	(386)	598
Bank reserves	2 003	711
Change in provisions	2 738	4 470
Impairment of non-current assets	319	—
Other non-cash items	(473)	(2 750)

Movements in operating assets and liabilities:
Increase in trade and other receivables and contract assets	(443)	(5 518)
Increase in bank deposits and loans	(9 841)	(3 599)
Decrease in inventory	590	1 340
Increase in VAT receivable	(334)	(1 138)
Decrease in advances paid and prepaid expenses	626	5 601
Increase in trade and other payables, contract liabilities and other liabilities	1 369	26
Increase / (Decrease) in bank deposits and liabilities	6 112	(2 257)

Payment of fines and penalties related to SEC investigation into former operations in Uzbekistan	—	(55 607)
Dividends received	268	749
Income taxes paid	(5 311)	(5 220)
Interest received	292	1 900
Interest paid, net of interest capitalised	(8 690)	(10 124)
Net cash provided by / (used in) operating activities	39 504	(16 093)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	—	(1 639)
Purchases of property, plant and equipment	(14 361)	(12 457)
Purchases of other intangible assets	(5 844)	(4 157)
Cost to obtain and fulfill contracts	(1 188)	(1 093)
Proceeds from sale of property, plant and equipment and assets held for sale	782	1 040
Purchases of short-term and other investments	(2 730)	(5 177)
Proceeds from sale of short-term and other investments	2 794	24 410
Investments in associates	(1 415)	—
Cash payments and proceeds related to SWAP contracts	3 722	(1 039)
Proceeds from sale / liquidation of associates	—	3 000
Net cash (used in) / provided by investing activities	(18 240)	2 888

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash flows from transactions under common control	—	(11 484)
Repayment of loans	(43 294)	(25)
Proceeds from loans	105 235	12 413
Repayment of notes	(9 277)	—
Proceeds from issuance of notes	15 000	10 000
Notes and debt issuance cost paid	(18)	(22)
Lease obligation principal paid	(3 920)	(3 552)
Dividends paid	(22 917)	(1)
Repurchase of own shares	—	(10 365)
Net cash provided by / (used in) financing activities	40 809	(3 036)

Effect of exchange rate changes on cash and cash equivalents	1 020	(1 488)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS:	63 093	(17 729)

CASH AND CASH EQUIVALENTS, at beginning of the period	38 070	84 075

CASH AND CASH EQUIVALENTS, at end of the period	101 163	66 346

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: May 26th, 2020